Exhibit 99.1

NEWS RELEASE

BROOKFIELD PROPERTIES ACHIEVES SUBSTANTIAL COMPLETION ON BAY ADELAIDE CENTRE WEST IN TORONTO

TORONTO, July 1, 2009 — Brookfield Properties Corporation (BPO: NYSE, TSX) and its Canadian-based subsidiary, BPO Properties Ltd. (BPP: TSX) today announced that Bay Adelaide Centre West — a new, 51-storey, 1.2-million-square-foot office tower in the heart of downtown Toronto’s financial core — has been certified substantially complete. The building is 73% pre-leased to major firms such as KPMG, Heenan Blaikie, Goodmans and Fasken Martineau DuMoulin. Most of these tenants have already commenced work on their new premises.

“We are proud to be the first landlord in 17 years to deliver to the Toronto market a modern, architecturally advanced office building that will provide our tenants with an environmentally friendly and technologically efficient workplace,” said Tom Farley, President & CEO of Canadian Commercial Operations for Brookfield Properties.

Bay Adelaide West, built to achieve the LEED Gold standard (Leadership in Energy and Environmental Design), was designed by WZMH Partners. The 11-storey historic façade of the former National Building has been integrated into the design, rebuilt and restored to its 1926 grandeur. Toronto’s PATH system, 27 kilometers of public walkway and retail located one level below grade, will be completed in September with the connection through Bay Adelaide Centre into Scotia Plaza to the south and to The Bay department store to the north.

Bay Adelaide Centre West is the first significant office development project completed in the city’s financial core since 1992. Bay Adelaide Centre West is the first phase of a 2.6-million-square-foot project; phases two and three of the complex will likely be a mix of office and residential.

“Bay Adelaide Centre represents a major achievement within our development portfolio,” said Ric Clark, Chief Executive Officer of Brookfield Properties. “It is the fifth office building in our North American portfolio to be delivered in the past twelve months, it marks the successful completion of our final active development, and it came in ahead of schedule and under budget.”

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Brookfield Properties Profile

One of North America’s largest commercial real estate companies, Brookfield Properties owns, develops and manages premier office properties in major U.S. and Canadian cities. The portfolio is comprised of interests in 108 properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.

BPO Properties Profile

BPO Properties Ltd., 89% owned by Brookfield Properties Corporation, is a Canadian company that invests in real estate, focusing on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of interests in 27 commercial properties totaling 18.1 million square feet and five development sites totaling 5.7 million square feet. Landmark properties include First Canadian Place in Toronto and Bankers Hall in Calgary. BPO Properties’ common shares trade on the TSX under the symbol BPP. For more information, visit www.bpoproperties.com.

Contact:  Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfieldproperties.com

Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties and BPO Properties believe that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the companies’ properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the companies’ accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the companies with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties (BPO Properties) — Company and Real Estate Industry Risks.” The companies undertake no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.